Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended
	June 30,
	2015	2014
Earnings
Consolidated income before provision for income taxes	$347	$453
Fixed Charges	141	151
Earnings	$488	$604
Fixed Charges
Interest expense	$140	$150
Interest portion of rental expense (1)	1	1
Total fixed charges	$141	$151
Ratio of earnings to fixed charges	3.46x	4.00x

(1)	One-third of all rental expense is deemed to be interest.